

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Rodman Schley
Chief Executive Officer
EvolveX Equity Fund LLC
7491 Kline Drive
Arvada, CO 80005

> **Re: EvolveX Equity Fund LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 5**
> **Filed August 29, 2023**
> **File No. 024-11892**

Dear Rodman Schley:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nick Antaki, Esq.